ENVOY COMMUNICATIONS GROUP INC.
RENEWS NORMAL COURSE ISSUER BID

TORONTO, ON — August 19, 2005 — Envoy Communications Group Inc. (NASDAQ: ECGI, TSX: ECG) announced today acceptance by the Toronto Stock Exchange (the “TSX”) of its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 2,013,702 common shares, representing approximately 10% of the public float of its common shares, over the next 12 month period. All purchases of the common shares will be effected through the facilities of the TSX and/or the NASDAQ National Market (the “NASDAQ”). Purchases may commence on August 26, 2005 and will conclude on the earlier of the date on which purchases under the bid have been completed and August 25, 2006.
The Board of Directors of Envoy Communications Group Inc. believes that the proposed purchases are in the best interests of Envoy Communications Group Inc. and are a desirable use of corporate funds. All common shares purchased by Envoy Communications Group Inc. will be cancelled.
Within the past 12 months, Envoy Communications Group Inc. has purchased a total of 2,314,776 of its common shares pursuant to its current normal course issuer bid through the facilities of the TSX and NASDAQ at an average price of $3.05 per common share. As of the date hereof, Envoy Communications Group Inc. has 21,414,597 issued and outstanding common shares.
Envoy Communications Group Inc. has also filed a notice of intention to make a normal course issuer bid with applicable Canadian Securities Regulators.
About Envoy
Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy visit www.envoy.to.
Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call: Envoy Communications Group Inc. Contact: Geoffrey Genovese Tel: (416) 593-1212
Or contact our investor relations department at:  info@envoy.to